SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F   ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule  101(b)(1): Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule  101(b)(7):    Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.

Press Release entitled “Telecomunicações de São Paulo S.A.—Telesp: Interim Financial Statements for the Three-month Period Ended March 31, 2003 and Independent Accountant’s Review Report (Convenience Translation into English from the Original Previously Issued in Portuguese)” dated on June 05, 2003.

(Convenience Translation into English from the

Original Previously Issued in Portuguese)

Telecomunicações de

São Paulo S.A.—Telesp

Interim Financial Statements

for the Three-month Period

Ended March 31, 2003

and Independent Accountants’ Review Report

Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Shareholders and Management of

Telecomunicações de São Paulo S.A.—Telesp

São Paulo—SP—Brazil

1.	We have made a special review of the accompanying quarterly information, Company and consolidated, of Telecomunicações de São Paulo S.A.—Telesp and subsidiaries, consisting of the balance sheets as of March 31, 2003, the statements of income for the quarter then ended, management’s comments on consolidated performance and other relevant information, all expressed in Brazilian reais and prepared in conformity with Brazilian accounting practices under the responsibility of the Companies’ managements.

2.	Our review was conducted in accordance with specific standards established by IBRACON—Brazilian Institute of Independent Auditors, together with the Federal Accounting Council, and consisted principally of: (a) inquiries of and discussions with management personnel responsible for the accounting, financial and operating areas of the Companies as to the principal criteria adopted in the preparation of the quarterly information, and (b) review of the information and subsequent events that had or might have had significant effects on the financial position and operations of the Companies.

3.	Based on our special review, we are not aware of any significant change that should be made to the quarterly information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and with standards established by the Brazilian Securities Commission (CVM), specifically applicable to the preparation of such mandatory quarterly information.

4.	The balance sheets, Company and consolidated, as of December 31, 2002, and the statements of income, Company and consolidated, for the quarter ended March 31, 2002, presented for comparative purposes, were respectively audited and reviewed by us and our audit opinion thereon and special review report, dated January 31, 2003 and May 3, 2002, respectively, were issued without qualification.

5.	These interim financial statements and related information have been translated into English for the convenience of readers outside Brazil.

São Paulo, April 30, 2003

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

BALANCE SHEETS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

(In thousands of Brazilian reais—R$)

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
	(Unaudited)		(Unaudited)
ASSETS
CURRENT ASSETS	5,666,902	4,622,941	5,748,132	4,703,820

Cash and cash equivalents	1,877,047	464,980	1,904,459	490,640
Trade accounts receivable, net	2,079,825	1,950,004	2,109,926	1,982,051
Loans and marketable securities	3,032	3,250	3,032	3,250
Deferred and recoverable taxes	1,033,396	991,348	1,045,524	1,003,093
Other recoverable amounts	83,615	86,366	84,184	86,860
Inventories	151,204	179,977	164,785	193,499
Other	438,783	947,016	436,222	944,427

NONCURRENT ASSETS	979,899	1,017,920	984,215	1,023,528

Loans and marketable securities	9,658	9,825	9,658	9,825
Amounts for capitalization	50,314	47,713	50,314	47,713
Deferred and recoverable taxes	597,004	690,420	604,294	698,206
Escrow deposits	210,390	197,374	210,442	197,422
Receivables from related parties	88,826	49,297	85,788	47,056
Other	23,707	23,291	23,719	23,306

PERMANENT ASSETS	16,232,477	16,704,429	16,199,603	16,633,584

Investments	248,122	246,856	173,238	172,993
Property, plant and equipment, net	15,782,675	16,219,848	15,824,685	16,222,866
Deferred charges	201,680	237,725	201,680	237,725

TOTAL ASSETS	22,879,278	22,345,290	22,931,950	22,360,932

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

BALANCE SHEETS AS OF MARCH 31, 2003 AND DECEMBER 31, 2002

(In thousands of Brazilian reais—R$)

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
	(Unaudited)		(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES	5,051,772	5,155,057	5,061,522	5,167,290

Loans and financing	2,355,278	2,471,429	2,355,278	2,471,429
Accounts payable and accrued expenses	858,702	929,973	865,068	939,067
Taxes payable	643,643	556,503	645,588	558,527
Payroll and related charges	111,310	124,346	111,763	124,747
Profit participation	778,787	777,932	778,787	777,932
Consignments for third parties	129,844	144,049	130,019	144,577
Reserve for contingencies	38,902	37,502	38,908	37,502
Payables to related parties	43,361	38,586	43,361	38,586
Other	91,945	74,737	92,750	74,923

LONG-TERM LIABILITIES	3,149,975	2,705,970	3,192,897	2,709,379

Loans and financing	2,483,636	2,114,968	2,483,636	2,114,968
Taxes payable	35,346	36,838	35,373	36,865
Reserve for contingencies	411,848	367,087	411,924	367,159
Payables to related parties	47,690	18,224	90,509	21,534
Other	171,455	168,853	171,455	168,853

SHAREHOLDERS’ EQUITY	14,675,905	14,482,637	14,675,905	14,482,637

Capital	5,978,074	5,978,074	5,978,074	5,978,074
Capital reserves	2,743,037	2,742,729	2,743,037	2,742,729
Profit reserves	471,098	471,098	471,098	471,098
Retained earnings	5,483,696	5,290,736	5,483,696	5,290,736

FUNDS FOR CAPITALIZATION	1,626	1,626	1,626	1,626

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	22,879,278	22,345,290	22,931,950	22,360,932

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

(In thousands of Brazilian reais—R$, except for per share data)

(Unaudited)

	Company		Consolidated
	Mar./2003	Mar./2002	Mar./2003	Mar./2002
GROSS OPERATING REVENUE	3,649,128	3,163,515	3,669,034	3,181,815

Telecommunication services/sales revenue	3,649,128	3,163,515	3,669,034	3,181,815
Revenue deductions	(986,768)	(825,704)	(988,293)	(828,120)

OPERATING REVENUE, NET	2,662,360	2,337,811	2,680,741	2,353,695
Cost of services provided and of sales	(1,566,759)	(1,363,102)	(1,572,278)	(1,370,817)

GROSS PROFIT	1,095,601	974,709	1,108,463	982,878

OPERATING EXPENSES	(595,212)	(490,413)	(608,776)	(495,585)

Selling	(263,990)	(232,112)	(268,850)	(234,441)
General and administrative	(270,860)	(200,162)	(275,938)	(202,262)
Results from investments accounted for under equity method	1,266	(1,526)	231	(752)
Other, net	(61,628)	(56,613)	(64,219)	(58,130)

INCOME FROM OPERATIONS BEFORE FINANCIAL EXPENSES	500,389	484,296	499,687	487,293
Financial expenses, net	(180,403)	(151,707)	(179,173)	(151,694)

INCOME FROM OPERATIONS	319,986	332,589	320,514	335,599
Nonoperating income (expense), net	10,884	(6,731)	10,884	(6,731)

INCOME BEFORE TAXES	330,870	325,858	331,398	328,868
Income and social contribution taxes	(110,298)	(113,741)	(110,826)	(116,751)

NET INCOME	220,572	212,117	220,572	212,117

NUMBER OF SHARES OUTSTANDING AT BALANCE SHEET DATE (IN THOUSANDS)	493,592,280	493,665,346

EARNINGS PER THOUSAND SHARES—R$	0.45	0.43

The notes are an integral part of the financial statements.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

NOTES TO THE FINANCIAL STATEMENTS AS OF MARCH 31, 2003

(Amounts in thousands of Brazilian reais—R$, unless otherwise indicated)

1.	OPERATIONS AND BACKGROUND

a)	Formation of the Company, its controlling shareholders and corporate restructuring

Telecomunicações de São Paulo S.A.—Telesp (formerly Telesp Participações S.A.—“TelespPar”), hereafter denominated as the “Company” or “Telesp”, was formed pursuant to article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 of April 14, 1998, as part of the spin-off of Telebrás.

On July 29, 1998, the Federal Government sold, in a public auction held at the Rio de Janeiro Stock Exchange (BOVERJ), the TelespPar (holding company of Telecomunicações de São Paulo S.A.—Telesp and Companhia Telefônica da Borda do Campo—CTBC) controlling shares which were purchased by Tele Brasil Sul Participações S.A.—TBS, a consortium controlled by Telefónica Internacional S.A.—TISA (controlled by Telefônica S.A.). As a result of subsequent mergers in this consortium, on January 10, 1999, SPT Participações S.A. now holds TelespPar’s controlling shares. On November 30, 1999, as previously approved by the National Telecommunications Agency (ANATEL), the Brazilian telecommunication regulatory authority, TelespPar’s restructuring was completed, through successive mergers, as follows: (i) merger of CTBC into Telesp, (ii) merger of Telesp into TelespPar, and (iii) merger of SPT into TelespPar. After these mergers, SP Telecomunicações Holding S.A. (controlled by TISA) became the controlling shareholder of TelespPar. The name of TelespPar was changed to Telecomunicações de São Paulo S.A.—Telesp.

On June 30, 2000, the public offering for the exchange of all outstanding shares of the Company for Brazilian Depositary Receipts—BDRs, representing shares of Telefónica S.A., was concluded. As a result of this public offering and subsequent changes, as of March 31, 2003, Telefónica S.A. holds, directly and indirectly, 84.34% of the common shares and 88.87% of the preferred shares of the Company.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly-held company and its shares are traded on the principal stock exchanges in Brazil. The Company is also registered with the Securities and Exchange Commission—SEC, in the United States of America, and its American Depositary Shares—ADSs, level II, are traded on the New York Stock Exchange—NYSE.

b)	The telecommunications services subsidiaries

Up to November 30, 1999, the subsidiaries Telesp and CTBC were the principal providers of local fixed line telecommunications services in the State of São Paulo, under a Federal Government concession which will expire on December 31, 2005, renewable for another period of 20 years.

Due to the corporate restructuring mentioned above and the extinction of Telesp and CTBC, after November 30, 1999, their operations were assumed by the Company from that date.

On October 29, 1999, the subsidiary Assist Telefônica S.A. was formed as a closely-held corporation; it is principally engaged in providing technical assistance services for the installation, operation, and maintenance of telephone, data and IT networks, value-added services, including content services, internet connection and access services, as well as web-based technological services and related support, and the installation, operation and maintenance of internet, intranet and extranet solutions, and the sale, rental and maintenance of IT and telecommunications equipment.

On December 22, 1999, the Company acquired from the municipality of Ribeirão Preto, in a public auction, the controlling shares of Ceterp—Centrais Telefônicas de Ribeirão Preto S.A. (“Ceterp”), and its subsidiary Ceterp Celular S.A. On October 4, 2000, in accordance with the rules established in the privatization process, the Company concluded the acquisition, through a public offering, of the common and preferred shares from minority shareholders. After these acquisitions, the Company then held 96.97% of the preferred shares and 99.85% of the common shares of Ceterp. On November 27, 2000, in accordance with the rules applicable to the Brazilian telecommunications market, Ceterp sold its subsidiary Ceterp Celular S.A. Additionally, on November 30, 2000, Ceterp was merged into the Company.

On August 3, 2000, the wholly-owned subsidiary Telefônica Empresas S.A. was formed, with operations related to packet-switched data network service. On November 24, 2000, the Company increased the capital of the subsidiary with cash and through property items related to the packet-switched data network service, including the transfer of the authorization to explore this service.

On January 30, 2001, Telefônica Data Brasil Holding S.A. was formed, resulting from a partial spin-off of the Company’s net assets. These assets were represented by the investment in the wholly-owned subsidiary Telefônica Empresas S.A. and accounts receivable. The objective of the formation of Telefônica Data Brasil Holding S.A. is to segregate operating activities related to packet-switched data network services, due to the operating and administrative restructuring in 2000.

2.	PRESENTATION OF THE INTERIM FINANCIAL STATEMENTS

The individual (Company) and consolidated interim financial statements were prepared in accordance with Brazilian accounting practices, rules applicable to concessionaires of public telecommunications services, and standards and accounting procedures established by the CVM.

The consolidated statements include the balances and transactions of the subsidiaries Assist Telefônica S.A. and Aliança Atlântica Holding B.V.

All assets, liabilities, revenues and expenses from transactions between the consolidated companies were eliminated in consolidation.

3.	SUMMARY OF PRINCIPAL ACCOUNTING PRACTICES

The accounting practices applied in the preparation of the financial statements as of March 31, 2003 of the Company and its subsidiaries are consistent with those described in the notes to the financial statements for the year ended December 31, 2002.

4.	OPERATING REVENUE, NET

	Company		Consolidated
	Mar./2003	Mar./2002	Mar./2003	Mar./2002
Monthly charges	982,198	899,025	982,467	899,025
Installation	22,244	23,521	22,244	23,521
Local service	677,585	643,192	677,585	643,192

Domestic long distance	494,442	321,055	494,442	321,055

Intraregional	369,229	321,055	369,229	321,055
Interregional	125,213	—	125,213	—

Network	829,386	665,848	829,386	665,848
International long distance	22,582	—	22,582	—
Use of network	282,942	312,016	282,942	312,016
Public telephones	51,772	38,995	51,772	38,995
Business communication	126,430	103,044	126,430	103,044
Sales	—	—	—	6,755
Other	159,547	156,819	179,184	168,364

Gross operating revenue	3,649,128	3,163,515	3,669,034	3,181,815

Taxes on gross revenue	(968,291)	(822,334)	(969,816)	(824,750)

State VAT (ICMS)	(832,898)	(704,834)	(833,010)	(705,976)
PIS and COFINS (taxes on revenue)	(133,019)	(115,345)	(133,942)	(116,001)
Municipal Services Tax (ISS)	(2,374)	(2,155)	(2,864)	(2,449)
Federal VAT (IPI)	—	—	—	(324)

Discounts	(18,477)	(3,370)	(18,477)	(3,370)

Net operating revenue	2,662,360	2,337,811	2,680,741	2,353,695

On June 25, 2002, through Notices No. 26,687 and No. 26,660, ANATEL approved tariff adjustments for fixed-switch telephone service (STFC), based on criteria established in the local and domestic long-distance concession contracts, effective July 28, 2002. The local basic plan had an average increase of 8.27%, including a productivity gain of 1%, while the maximum net tariffs for the long-distance services basic plan had an average increase of 5.02%, including a productivity gain of 4%, as established in the concession contract. The net charges for other STFC services and products were increased by 9.40% on average.

5.	COST OF SERVICES PROVIDED AND OF SALES

	Company		Consolidated
	Mar./2003	Mar./2002	Mar./2003	Mar./2002
Depreciation and amortization	666,515	645,513	666,515	645,513
Personnel	75,036	86,005	75,189	86,356
Materials	13,746	13,213	13,833	13,265
Network interconnection	583,728	446,032	583,728	446,032
Outside services	179,990	133,703	184,708	138,134
Products sold	—	—	529	2,792
Other	47,744	38,636	47,776	38,725

Total	1,566,759	1,363,102	1,572,278	1,370,817

6.	SELLING EXPENSES

	Company		Consolidated
	Mar./2003	Mar./2002	Mar./2003	Mar./2002
Depreciation and amortization	1,294	537	1,294	537
Personnel	33,501	34,058	33,510	34,132
Materials	6,989	7,889	7,059	7,896
Outside services	112,509	98,997	115,896	99,970
Provision for doubtful accounts	103,478	84,240	104,868	85,504
Other	6,219	6,391	6,223	6,402

Total	263,990	232,112	268,850	234,441

7.	GENERAL AND ADMINISTRATIVE EXPENSES

	Company		Consolidated
	Mar./2003	Mar./2002	Mar./2003	Mar./2002
Depreciation and amortization	46,037	38,122	46,234	38,270
Personnel	83,156	36,270	84,033	36,476
Materials	6,290	4,390	6,307	4,384
Outside services	122,766	110,832	126,697	112,459
Other	12,611	10,548	12,667	10,673

Total	270,860	200,162	275,938	202,262

8.	FINANCIAL EXPENSES, NET

	Company		Consolidated
	Mar./2003	Mar./2002	Mar./2003	Mar./2002
Financial income	535,569	72,410	536,851	75,066

Income from temporary cash investments	69,041	4,619	70,137	4,619
Gains on derivative operations	190,764	37,887	190,764	40,406
Interest	24,506	22,838	24,655	22,948
Other	4,867	3,855	4,904	3,882
Monetary/Exchange variations	246,391	3,211	246,391	3,211

Financial expenses	(715,972)	(224,117)	(716,024)	(226,760)

Interest on liabilities	(153,883)	(76,943)	(153,888)	(77,267)
Losses on derivative operations	(542,405)	(125,553)	(542,405)	(126,820)
Expenses on financial transactions	(19,543)	(15,184)	(19,678)	(15,369)
Monetary/Exchange variations	(141)	(6,437)	(53)	(7,304)

Net	(180,403)	(151,707)	(179,173)	(151,694)

9.	OTHER OPERATING EXPENSES, NET

	Company		Consolidated
	Mar./2003	Mar./2002	Mar./2003	Mar./2002
Income	68,738	56,103	68,345	54,656

Technical and administrative services	12,749	9,323	12,199	7,832
Income from supplies	4,467	4,547	4,467	4,570
Dividends	14	176	14	176
Fines on telecommunication services	20,781	18,183	20,881	18,205
Recovered expenses	5,708	5,433	5,735	5,433
Reversal of reserve for contingencies	2,189	1,045	2,189	1,045
Other	22,830	17,396	22,860	17,395

Expenses	(130,366)	(112,716)	(132,564)	(112,786)

Supplies, including write-offs and adjustments to realizable value	(14,269)	(20,579)	(14,331)	(20,579)
Goodwill amortization—Ceterp	(8,011)	(8,011)	(8,011)	(8,011)
Donations and sponsorships	(1,040)	(5,968)	(1,047)	(5,974)
Taxes (other than on income)	(47,274)	(31,877)	(47,339)	(31,941)
Provision for contingencies	(32,028)	(14,353)	(32,032)	(14,353)
Commissions on voice and data communication services(a)	(21,514)	(28,180)	(21,514)	(28,180)
Other	(6,230)	(3,748)	(8,290)	(3,748)

Net	(61,628)	(56,613)	(64,219)	(58,130)

(a)	Commissions to Telefônica Empresas S.A.

10.	NONOPERATING INCOME (EXPENSE), NET

	Company/Consolidated
	Mar./2003	Mar./2002
Income	12,456	9,662

Proceeds from sale of property, plant and equipment	2,336	5,932
Fines	1,121	3,033
Unidentified taxes collected	8,992	697
Other	7	—

Expenses	(1,572)	(16,393)

Cost of property, plant and equipment disposals	(1,570)	(16,171)
Other	(2)	(222)

Total	10,884	(6,731)

11.	INCOME AND SOCIAL CONTRIBUTION TAXES

The Company recognizes income and social contribution taxes monthly on the accrual basis and pays the taxes on an estimated basis. The taxes calculated on income as of the date of the interim statements are recorded in liabilities or assets, as applicable. Prepayments of income and social contribution taxes are recorded as recoverable taxes.

Income and social contribution tax expenses

	Company		Consolidated
	Mar./2003	Mar./2002	Mar./2003	Mar./2002
Social contribution tax expense	(27,801)	(30,218)	(27,942)	(31,016)
Income tax expense	(82,497)	(83,523)	(82,884)	(85,735)

Total	(110,298)	(113,741)	(110,826)	(116,751)

The components of deferred tax assets and liabilities are shown in Notes 14 and 24, respectively.

12.	CASH AND CASH EQUIVALENTS

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Cash and banks	9,210	27,874	13,639	32,372
Temporary cash investments	1,867,837	437,106	1,890,820	458,268

Total	1,877,047	464,980	1,904,459	490,640

13.	TRADE ACCOUNTS RECEIVABLE, NET

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Unbilled	812,736	734,578	812,736	734,578
Billed	1,684,801	1,605,068	1,730,144	1,648,967

Gross accounts receivable	2,497,537	2,339,646	2,542,880	2,383,545
Allowance for doubtful accounts	(417,712)	(389,642)	(432,954)	(401,494)

Total	2,079,825	1,950,004	2,109,926	1,982,051

Current	1,453,877	1,396,466	1,481,483	1,423,460
Past due—1 to 30 days	372,465	353,390	374,589	355,584
Past due—31 to 60 days	134,857	106,640	135,561	107,255
Past due—61 to 90 days	48,718	39,582	49,016	39,795
Past due—91 to 120 days	20,691	24,685	20,971	24,880
Past due—more than 120 days	466,929	418,883	481,260	432,571

Total	2,497,537	2,339,646	2,542,880	2,383,545

The Company has receivable and payable balances under negotiation with Empresa Brasileira de Telecomunicações S.A.—Embratel (long-distance operator). Amounts receivable and payable are recorded based on studies prepared by the Company; significant changes to such amounts are not expected. The related amounts receivable from Embratel are shown as current in the table above, amounting to R$68,258 as of March 31, 2003.

14.	DEFERRED AND RECOVERABLE TAXES

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Income tax withheld at source	140,208	91,404	140,636	91,941
Prepaid income tax	63,249	84,076	65,837	87,068
Prepaid social contribution tax	38,477	38,770	38,945	39,532

Deferred taxes	1,061,277	1,123,373	1,074,040	1,135,510

Tax loss carryforward credits	116,883	140,375	122,223	146,081
Social contribution tax loss credits	41,950	50,396	43,874	52,451
Tax credit from corporate restructuring	417,392	483,297	417,392	483,297
Reserve for contingencies	137,729	121,208	137,757	121,233
Post-retirement benefit plans	50,683	49,329	50,683	49,329
Income tax on other temporary differences	217,846	204,705	221,869	207,904
Social contribution tax on other temporary differences	78,794	74,063	80,242	75,215
State VAT (ICMS)(*)	326,970	344,145	329,098	346,205
Other	219	—	1,262	1,043

Total	1,630,400	1,681,768	1,649,818	1,701,299

Current	1,033,396	991,348	1,045,524	1,003,093
Noncurrent	597,004	690,420	604,294	698,206

(*)	Refers to credits on the acquisition of the property, plant and equipment items; recovery occurs in 48 months.

Deferred income and social contribution tax credits

The Company has assets of R$158,833, representing income and social contribution tax loss carryforwards of R$467,532 and R$466,111 (remaining balances from December 31, 1999), respectively. According to the tax legislation in force, tax losses can be offset against future taxable income, up to the annual limit of 30% of these future profits. Accordingly, to utilize the existing income and social contribution tax loss carryforwards, it will be necessary to generate taxable income of R$1,558,440 and R$1,553,703, respectively.

Considering the existence of taxable income in four out of the last five fiscal years and the expected generation of taxable income discounted to present value, based on a technical feasibility study, as provided for in CVM Instruction No. 371/02, the Company estimates the realization of such deferred tax credits as of March 31, 2003, as follows:

Year	Company	Consolidated
2003(*)	438,642	444,113
2004	457,484	464,776
2005	86,605	86,605
2006	78,546	78,546

Total	1,061,277	1,074,040

(*) Expected to be realized from April to December 2003.

The recoverable amounts above are based on projections that are subject to future changes.

Merged tax credit

The corporate restructuring in 1999 was carried out so as to avoid that the amortization of the merged goodwill would adversely affect the Company’s future results and the payment of dividends to its shareholders, and to ensure the realization of the tax credit used to increase capital.

The accounting records maintained by the Company for corporate and tax purposes include specific accounts related to merged goodwill and the related reserve, as well as the corresponding amortization, reversal of reserve and tax credit. The balances are as follows:

	Company/Consolidated
	Mar./2003	Dec./2002
Goodwill	1,264,826	1,464,536
Reserve	(847,434)	(981,239)

Net	417,392	483,297

Goodwill amortization	(199,709)	(798,838)
Reversal of reserve	133,805	527,233
Tax credit	67,901	271,605

Effect on income	1,997	—

For purposes of calculation of the tax credit arising from the merger, the tax rates applied were 25% for income tax and 8% for social contribution tax, in accordance with the tax legislation in force on the merger date. Due to the change introduced by Law No. 10,637/02, effective in 2003, the social contribution tax rate is 9%.

Due to this change, as shown above, the amortization of goodwill, net of reversal of the related reserve and the corresponding tax credit, in 2003, resulted in an increase in net income and, consequently, in the calculation basis for mandatory minimum dividends.

For a better presentation of the Company’s financial position and results of operations in the interim statements, the net amount of R$417,292 (R$483,297 as of December 31, 2002) which, in essence, represents the merged tax credit, was recorded in the balance sheet as current assets (R$263,616 as of March 31, 2003 and R$271,605 as of December 31, 2002) and noncurrent assets (R$153,776 as of March 31, 2003 and R$211,692 as of December 31, 2002), under the caption “Deferred and recoverable taxes”. Amortization of goodwill, reversal of the reserve and the corresponding tax credit are included as operating income and expense in the statements of income.

15.	LOANS AND MARKETABLE SECURITIES

	Company/Consolidated
	Mar./2003	Dec./2002
Repassed foreign currency loans	5,496	5,977
Tax incentives, net of allowance	411	411
Amounts linked to National Treasury securities	6,779	6,683
Other	4	4

Total	12,690	13,075

Current	3,032	3,250
Noncurrent	9,658	9,825

16.	OTHER RECOVERABLE AMOUNTS

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Advances to employees	7,671	4,093	7,764	4,102
Advances to suppliers	47,949	56,181	48,389	56,621
Other advances	26,040	24,879	26,040	24,879
Other	1,955	1,213	1,991	1,258

Total current	83,615	86,366	84,184	86,860

17.	INVENTORIES

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Consumable supplies	153,295	169,211	153,382	169,332
Resale items	233,474	243,313	246,968	256,714
Scrap	531	778	531	778
Prepaid public telephone cards	4,908	1,862	4,908	1,862
Allowance for reduction to market value	(241,004)	(235,187)	(241,004)	(235,187)

Total	151,204	179,977	164,785	193,499

18.	OTHER ASSETS

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Unrealized gains on derivatives	356,164	890,520	356,164	890,520
Prepaid expenses	67,882	45,665	67,904	45,679
Receivables from related companies	4,233	3,403	4,233	3,403
Other	34,211	30,719	31,640	28,131

Total	462,490	970,307	459,941	967,733

Current	438,783	947,016	436,222	944,427
Noncurrent	23,707	23,291	23,719	23,306

19.	ESCROW DEPOSITS

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Civil litigation	36,193	33,651	36,218	33,676
Tax litigation	141,686	134,150	141,686	134,150
Labor claims	32,511	29,573	32,538	29,596

Total	210,390	197,374	210,442	197,422

20.	INVESTMENTS

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
In subsidiaries/affiliates carried under the equity method	154,336	153,070	7,564	6,638

Aliança Atlântica Holding B.V.	73,329	74,024	—	—
Assist Telefônica S.A.	73,443	72,408	—	—
Companhia AIX de Participações	7,564	6,638	7,564	6,638

Investments carried at cost	93,786	93,786	165,674	166,355

Portugal Telecom	75,362	75,362	147,250	147,931
Other companies	29,627	29,627	29,627	29,627
Other investments	3,360	3,360	3,360	3,360
Tax incentives	15,164	15,164	15,164	15,164
Allowance for losses	(29,727)	(29,727)	(29,727)	(29,727)

Total	248,122	246,856	173,238	172,993

The principal financial information on the subsidiaries/affiliates, as of March 31, 2003 and December 31, 2002, is as follows:

	Mar./2003			Dec./2002
	Aliança Atlântica	Assist Telefônica	Companhia AIX (a)	Aliança Atlântica	Assist Telefônica	Companhia AIX
Paid-up capital	146,658	94,000	72,942	148,048	94,000	69,227

Subscribed capital	146,658	94,000	74,000	148,048	94,000	74,000
Unpaid capital	—	—	(1,058)	—	—	(4,773)
Accumulated deficit	—	(20,557)	(50,364)	—	(21,592)	(53,257)

Shareholders’ equity	146,658	73,443	22,578	148,048	72,408	15,970

Number of subscribed shares	88,148	94,000	74,000	88,148	94,000	74,000
Number of unpaid shares	—	—	(1,058)	—	—	(4,773)

Number of paid-up shares	88,148	94,000	72,942	88,148	94,000	69,227

Number of common shares owned	44,074	94,000	23,680	44,074	94,000	23,680
Ownership	50%	100%	32%	50%	100%	32%

(a)	Balance as of February 28, 2003. Total unpaid capital of R$1,058 refers to the other controlling shareholders. For the Company’s investment purposes, total shareholders’ equity includes unpaid capital.

Aliança Atlântica Holding B.V., a company headquartered in Amsterdam, Netherlands, is a joint venture formed in 1997 by Telebrás and Portugal Telecom, where each company had a 50% interest. As a result of the spin-off of Telebrás in February 1998, its interest in Aliança Atlântica was transferred to the Company. Currently, the Company has a 50% interest in Aliança Atlântica and Telefónica S.A. the other 50%. This company is proportionally consolidated by the Company.

Companhia AIX de Participações was formed in 2001 to explore, directly and indirectly, activities related to the execution, conclusion and commercial exploration of underground fiber optic cables. As of March 31, 2003, the Company holds a 32% in the capital of Companhia AIX. This investment is carried under the equity method.

The equity method pick-up for the Company is as follows:

	Mar./2003	Mar./2002
Aliança Atlântica (exchange variation)	(695)	(746)
Assist Telefônica	1,035	(780)
Companhia AIX de Participações	926	—

Total	1,266	(1,526)

As of June 30, 2001, the property accounts included amounts related to advances to Barramar S.A. for cable rights of way. In August 2001, a Private Instrument for Assignment of Credits and Other Covenants was entered into, under which credits amounting to R$94,505 of the Company became due from Companhia AIX de Participações, payable with shares to be issued by that company. On November 20, 2001, a capital increase of R$30,000 was authorized, of which R$9,600 represented the Company’s portion. On April 29, 2002, a new capital increase in the amount of R$44,000 was authorized, in conformity with the Minutes of the 6th Extraordinary Shareholders’ Meeting; the Company’s share was R$14,080.

As a result, a net R$84,905 is recorded as “Amounts for capitalization” in noncurrent assets, increased by the Long-term Interest Rate (TJLP) disclosed by the Brazilian Central Bank (BACEN), totaling R$99,114 as of March 31, 2003; also, an allowance for losses of R$48,800 was recognized, leaving a net balance of R$50,314.

21.	PROPERTY, PLANT AND EQUIPMENT, NET

	Company
	Annual depreciation rates—%	Mar./2003			Dec./2002
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		36,086,905	(20,699,093)	15,387,812	35,686,423	(19,997,236)	15,689,187

Switching and transmission equipment	12.50	14,901,637	(9,394,286)	5,507,351	14,777,948	(9,056,767)	5,721,181
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,956,106	(6,690,276)	4,265,830	10,929,261	(6,507,921)	4,421,340
Transmission equipment—modems	20.00	466,823	(277,093)	189,730	446,474	(242,936)	203,538
Underground and marine cables, poles and towers	5.00 to 6.67	380,581	(172,332)	208,249	378,135	(168,482)	209,653
Subscriber, public and booth equipment	12.50	1,543,041	(678,195)	864,846	1,510,583	(637,685)	872,898
Electronic data processing equipment	20.00	431,684	(313,878)	117,806	431,934	(300,928)	131,006
Buildings and underground cables	4.00	6,233,493	(2,822,984)	3,410,509	6,197,243	(2,766,218)	3,431,025
Vehicles	20.00	62,046	(50,641)	11,405	60,359	(53,351)	7,008
Land	—	256,822	—	256,822	243,918	—	243,918
Other	10 to 20	854,672	(299,408)	555,264	710,568	(262,948)	447,620

Construction in progress	—	394,863	—	394,863	530,661	—	530,661

Total		36,481,768	(20,699,093)	15,782,675	36,217,084	(19,997,236)	16,219,848

Average depreciation rates—%				10.53			10.57

Assets fully depreciated				8,900,268			8,544,004

	Consolidated
	Annual depreciation rates—%	Mar./2003			Dec./2002
		Cost	Depreciation	Net book value	Cost	Depreciation	Net book value
Property, plant and equipment in service		36,091,391	(20,700,483)	15,390,908	35,690,635	(19,998,430)	15,692,205

Switching and transmission equipment	12.50	14,901,637	(9,394,286)	5,507,351	14,777,948	(9,056,767)	5,721,181
Transmission equipment, aerial, underground and building cables, teleprinters, PABX, energy equipment and furniture	10.00	10,958,017	(6,690,674)	4,267,343	10,931,127	(6,508,272)	4,422,855
Transmission equipment—modems	20.00	466,823	(277,093)	189,730	446,474	(242,936)	203,538
Underground and marine cables, poles and towers	5.00 to 6.67	380,581	(172,332)	208,249	378,135	(168,482)	209,653
Subscriber, public and booth equipment	12.50	1,543,046	(678,196)	864,850	1,510,588	(637,686)	872,902
Electronic data processing equipment	20.00	432,695	(314,337)	118,358	432,942	(301,337)	131,605
Buildings and underground cables	4.00	6,233,493	(2,822,984)	3,410,509	6,197,243	(2,766,218)	3,431,025
Vehicles	20.00	62,171	(50,646)	11,525	60,374	(53,353)	7,021
Land	—	256,822	—	256,822	243,918	—	243,918
Other	10 to 20	856,106	(299,935)	556,171	711,886	(263,379)	448,507

Construction in progress	—	433,777	—	433,777	530,661	—	530,661

Total		36,525,168	(20,700,483)	15,824,685	36,221,296	(19,998,430)	16,222,866

Average depreciation rates—%				10.53			10.57

Assets fully depreciated				8,900,268			8,544,004

22.	DEFERRED CHARGES

Deferred charges as of March 31, 2003 and December 31, 2002 are comprised as follows:

	Company/Consolidated
	Mar./2003	Dec./2002
Preoperating expenses	45,560	73,143

Cost	55,788	81,735
Accumulated amortization	(10,228)	(8,592)

Merged goodwill—Ceterp S.A.	85,373	93,384

Cost	187,951	187,951
Accumulated amortization	(102,578)	(94,567)

Goodwill on acquisition of IP network	70,747	71,198

Cost	72,561	71,198
Accumulated amortization	(1,814)	—

Total	201,680	237,725

Preoperating expenses refer to costs incurred during the preoperating stage for long-distance services; amortization began in May 2002, to be recognized over a period of five years.

The goodwill paid on the acquisition of Ceterp S.A. is presented in deferred charges due to that company’s subsequent merger. The period for amortization of the goodwill, based on the expectation of future profitability, is 60 months.

On December 11, 2002, the Company published a relevant event, in conformity with CVM Instruction No. 358 of January 3, 2002, regarding the acquisition of the assets and customer portfolio for the “IP Comutado” and “Speedy Link” services of Telefônica Empresas S.A. The total amount of the transaction is R$143,910, based on an appraisal report issued by independent appraisers. The portion of the acquired business which refers to the customer portfolio was treated as goodwill and recorded in deferred charges. According to the appraisal report, this goodwill, the economic basis of which is the expected future profitability, is amortizable over 120 months.

23.	LOANS AND FINANCING

Composition

	Currency	Annual interest rate—%	Maturity	Consolidated balance as of March 31, 2003
				Current	Long term	Total
Mediocrédito	US$	1.75	2014	10,534	100,853	111,387
CIDA	CAN$	3.00	2005	779	835	1,614
Comtel	US$	10.75	2004	4,290	1,039,461	1,043,751
Other loans in foreign currency			To 2009	1,898,117	1,342,487	3,240,604
Local currency		CDI	2003	441,558	—	441,558

Total				2,355,278	2,483,636	4,838,914

	Currency	Annual interest rate—%	Maturity	Consolidated balance as of December 31, 2002
				Current	Long term	Total
Mediocrédito	US$	1.75	2014	13,318	111,586	124,904
CIDA	CAN$	3.00	2005	756	819	1,575
Comtel	US$	10.75	2004	34,147	1,095,323	1,129,470
Other loans in foreign currency			To 2005	2,006,473	907,240	2,913,713
Local currency		CDI	2003	416,735	—	416,735

Total				2,471,429	2,114,968	4,586,397

CDI—Interbank deposit rates

The composition of other loans in foreign currency is as follows:

	Currency	Annual interest rate—%	Principal	Interest	Consolidated balance as of Mar./2003
Resolution No. 2,770	US$	1.00 to 32.55	1,385,732	146,253	1,531,985
Resolution No. 2,770	Yen	1.05	76,641	577	77,218
Resolution No. 4,131	US$	7.80	67,062	66	67,128
Resolution No. 4,131	US$	Libor + 1.00 to Libor + 3.13	134,124	4,305	138,429
Import financing	US$	4.00 to 9.17	45,393	2,935	48,328
Import financing	US$	Libor + 0.25 to Libor + 3.00	102,019	3,201	105,220
Debt assumption	US$	4.55 to 27.50	369,948	55,091	425,039
“Untied Loan”	Yen	Libor + 1.25	845,880	1,377	847,257

			3,026,799	213,805	3,240,604

	Currency	Annual interest rate—%	Principal	Interest	Consolidated balance as of Dec./2002
Resolution No. 2,770	US$	1.00 to 32.55	1,476,284	100,966	1,577,250
Resolution No. 2,770	JPY	1.05	360,597	3,299	363,896
Resolution No. 4,131	US$	7.34 to 8.50	205,462	11,407	216,869
Resolution No. 4,131	US$	Libor + 1.00 to Libor + 3.13	146,632	2,355	148,987
Import financing	US$	4.00 to 9.47	79,922	6,603	86,525
Import financing	US$	Libor + 0.25 to Libor + 1.75	80,421	3,101	83,522
Debt assumption	US$	4.55 to 27.50	389,828	46,836	436,664

			2,739,146	174,567	2,913,713

Loans and financing with Comtel are guaranteed by Telebrás and those with Mediocrédito are guaranteed by the Federal Government.

As of March 31, 2003, three of the Company’s loan and financing agreements contain restrictive clauses (financial covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been fully complied with by the Company and do not restrict its capacity to conduct its regular business.

Long-term debt maturities

Year	Mar./2003
2004	1,597,450
2005	236,542
2006	151,065
2007	151,065
Starting 2008	347,514

Total	2,483,636

24.	TAXES PAYABLE

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Taxes on income:
Income tax payable	114,949	62,098	115,557	62,704
Social contribution tax payable	42,082	22,779	42,301	23,005

Indirect taxes:
Value-added taxes (State taxes)	459,426	448,208	459,658	448,478
Taxes on revenue	50,155	47,834	50,492	48,193
Other	12,377	12,422	12,953	13,012

Total	678,989	593,341	680,961	595,392

Current	643,643	556,503	645,588	558,527
Long term	35,346	36,838	35,373	36,865

25.	PROFIT PARTICIPATION
	Company/Consolidated
	Mar./2003	Dec./2002
Interest on capital	650,879	649,875

Telefónica Internacional S.A.	327,402	327,402
SP Telecomunicações Holding S.A.	107,866	107,866
Minority shareholders	215,611	214,607

Dividends	127,908	128,057

Telefónica Internacional S.A.	76,704	76,704
SP Telecomunicações Holding S.A.	13,809	13,809
Minority shareholders	37,395	37,544

Total	778,787	777,932

26.	RESERVE FOR CONTINGENCIES

The Company, as an entity and also as the successor to the companies merged, and its subsidiaries are involved in labor, tax and civil proceedings filed with different courts. Company management, based on the opinion of its legal counsel, has recognized reserves for those cases in which an unfavorable outcome is considered probable, as follows:

	Company		Consolidated
Nature	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Labor	126,911	116,568	126,987	116,640
Tax	272,660	241,607	272,660	241,607
Civil	51,179	46,414	51,185	46,414

Total	450,750	404,589	450,832	404,661

Current	38,902	37,502	38,908	37,502
Long term	411,848	367,087	411,924	367,159

26.1.	Labor contingencies

The Company has various labor contingencies, with R$126,911 (R$126,987—consolidated) reserved to cover probable losses. The amounts involved and respective degree of risk are as follows:

Risk	Amount
Telesp:
Remote	1,122,641
Possible	67,648
Probable	126,911

Assist Telefônica:
Remote	1,468
Possible	35
Probable	76

Total	1,318,779

These contingencies involve various actions, principally related to wage differences, wage equivalence, overtime, employment relationship with employees of an outsourced company and job hazard premium, among others.

26.2	Tax contingencies

Regarding tax issues, the following aspects should be considered:

(i)	The possible existence of differences as regards the interpretation of the application of taxes to certain types of revenue.

(ii)	Recognition of the principal taxes, pending future approval by the tax authorities, is subject to the full extinguishment of the tax obligation after the five-year expiration period from the date of such recognition.

(iii)	The lack of agreement in the interpretation of tax legislation may lead to litigation which, if concluded by the judiciary in favor of the taxpayer, may result in amounts receivable for the Company.

Risk	Amount
Remote	485,250
Possible	1,166,841
Probable(*)	272,660

Total	1,924,751

(*)    The Company, in spite of the opinion of its legal counsel, elected to reserve on a conservative basis certain contingencies for which the degree of risk was considered, by the attorneys, as remote and possible. See items “g)”,

         “j)” and “m)”.

The Company has reserved R$272,660 to cover probable losses. The principal legal proceedings for which the risk is considered as remote, possible or probable by Company management and its legal counsel are:

•	Claims by the National Social Security Agency (INSS), amounting to R$500,901, referring to:

a)	Collection of Work Accident Insurance (SAT) and the assessment of joint liability for social security contributions allegedly not paid by contracted third parties, for which the risk is considered possible but not probable, amounting to approximately R$327,023, not reserved by the Company.

b)	Social security contributions on the payment of compensation arising from the replacement of salary losses originating from the government’s economic stabilization plans, “Plano Verão” and “Plano Bresser”, amounting to approximately R$123,707, for which the risk is considered possible but not probable.

c)	Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) on the payment of various salary amounts for the period from January 1999 to December 2000, amounting to approximately R$50,171, for which the risk is considered possible but not probable.

•	Claims by the Finance Secretary of the State of São Paulo, totaling R$584,121, referring to:

d)	Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$137,411 for the period from November to December 1996 and from January 1997 to March 1998, considered as a possible, but not probable, risk, and to R$145,942 for the period from April 1998 to December 1999, considered as a remote risk.

e)	Assessment, on February 29, 2000, demanding payment of the ICMS allegedly due on cell phone activation in the period from January 1995 to December 1997, plus fines and interest, amounting to approximately R$233,435, considered as a remote risk, not reserved by the Company.

f)	Assessment, on July 2, 2001, demanding the difference in ICMS paid without late-payment penalty, amounting to R$4,634, considered as a possible but not probable risk, not reserved by the Company.

g)	Judicial proceeding, referring to the anticipated benefit of VAT credits related to the acquisition of merchandise for consumption and of permanent assets, in the amount of R$29,143, for which the risk is considered possible but not probable; however, the Company has maintained the reserve previously recognized by Ceterp.

h)	Assessment notice referring to the use of tax credits from January to April 2002, in the amount of R$24,398, for which the risk is considered remote; no reserve was recognized.

i)	Assessment notice, referring to the use of ICMS credits related to the acquisition of materials and supplies in the amount of R$9,158, for which the risk is considered possible but not probable; no reserve was recognized.

•	Litigation at the Federal and Municipal levels in the amount of R$256,966:

j)	The Company filed an action challenging, through November 2002, the expansion of the calculation basis for taxes on revenue (COFINS) and (PIS—until November 2002) for the inclusion of financial income, securitization, and exchange variation, instead of only on operating revenues. Although there is a preliminary injunction suspending the change in the calculation basis, the Company considers this issue as a probable loss and has recognized a reserve in the amount of R$154,712, in case the initial judicial interpretation does not prevail.

k)	FINSOCIAL, now COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, as they led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$19,331, which was considered as a possible, but not probable, loss, not reserved by the Company.

l)	Litigation contesting the incidence of taxation for corporate income tax, social contribution tax, PASEP and COFINS on telecommunication services of Ceterp, merged in November 2000, based on paragraph 3 of article 155 of the Federal Constitution, according to which, with the exception of VAT and taxes on exports and imports, no other taxation applies to services. The Company considers this case as a probable loss, and has reserved the amount of R$67,972.

m)	Lawsuit filed to obtain a court decision declaring the nonexistence of a legal tax relationship between Telesp and the Federal Government, the defendant, that would require the Company to pay the Economic Domain Intervention Contribution Tax (CIDE) on remittances to be made based on contracts with foreign residents, since the unconstitutionality of the referred tax is clear. The lawsuit also requests approval to offset, against other taxes payable, the amount of R$2,190, monetarily restated, related to the CIDE payment made in March 2002. The Company made an escrow deposit of R$2,178 related to the remittance made on October 18, 2002. Although the risk of loss is considered as remote, the Company recognized a reserve for the unpaid amounts, in the amount of R$6,340.

n)	In addition to the aforementioned contingencies, the Company has, at the municipal level, reserves related to the real estate tax (IPTU) in the amount of R$645, totally reserved.

o)	The City of São Paulo assessed the Company, alleging supposed differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$7,966. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible, but not probable.

26.3	Civil contingencies

Risk	Amount
Telesp:
Remote	209,883
Possible	137,724
Probable	51,179

Assist:
Remote	1,261
Possible	34
Probable	6

Total	400,087

The Company is involved in public class action lawsuits related to the Community Telephony Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$506,177.

These contingencies were considered as a possible, but not probable, risk by Company management and its legal counsel, not being an amount attributed to the possible risk in the table above, because for these public civil class actions, in the event of loss, there is no way to estimate the loss for the Company; also, an amount equivalent to the amount of the litigation cannot be considered. In this situation, there are also possessory actions and court injunctions, actions ordinarily made against administrative or judicial actions without an intrinsic amount, but that can have favorable or unfavorable effects that would unlikely be calculated or specified. Also in this situation, there are demands in which the Company is the plaintiff.

27.	PAYROLL AND RELATED CHARGES

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Wages, salaries and other compensation	16,251	18,397	16,325	18,446
Payroll charges	60,956	60,660	61,256	60,846
Accrued benefits	3,064	4,588	3,074	4,593
Employee profit sharing	31,039	40,701	31,108	40,862

Total	111,310	124,346	111,763	124,747

28.	CONSIGNMENTS FOR THIRD PARTIES

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Guarantees and deposits	4,797	3,780	4,797	3,780
Amounts charged to users	80,655	70,285	80,655	70,285
Retentions	41,374	67,373	41,549	67,424
Agreements	644	535	644	1,012
Other consignments—related parties	2,374	2,076	2,374	2,076

Total	129,844	144,049	130,019	144,577

29.	OTHER LIABILITIES

	Company		Consolidated
	Mar./2003	Dec./2002	Mar./2003	Dec./2002
Post-retirement benefit plans	149,067	145,084	149,067	145,084
Advances from customers (telephone cards)	35,037	27,213	35,037	27,213
Amounts refundable to subscribers	56,435	47,052	57,171	47,238
Other	22,861	24,241	22,930	24,241

Total	263,400	243,590	264,205	243,776

Current	91,945	74,737	92,750	74,923
Long term	171,455	168,853	171,455	168,853

30.	SHAREHOLDERS’ EQUITY

Capital

Capital as of March 31, 2003 and December 31, 2002 is R$5,978,074. Subscribed and paid-up capital is represented by shares without par value, distributed as follows:

Outstanding shares:
Common shares	165,320,206,602
Preferred shares	328,272,072,739

Total outstanding shares	493,592,279,341

Treasury shares:
Common shares	721,629,917
Preferred shares	81,817,382

Total treasury shares	803,447,299

Total shares:
Common shares	166,041,836,519
Preferred shares	328,353,890,121

Total	494,395,726,640

Book value per thousand shares outstanding—R$	29.73

Preferred shares are nonvoting but have priority in the redemption of capital and to dividends 10% higher than those attributable to common shareholders, as prescribed by Law No. 6,404/76, amended by Law No. 10,303/01.

31.	POST-RETIREMENT BENEFIT PLANS

Telesp, together with other companies of the former Telebrás System, sponsors private pension benefit plans and health care plans for retirees, managed by Fundação Sistel de Seguridade Social (“Sistel”). Until December 1999, all sponsors of the plans managed by Sistel were unified as to all plans then existent. On December 28, 1999, the sponsors of the plans managed by Sistel negotiated the conditions for the creation of plans separated by sponsor (PBS Telesp Plan) and the continuation of participation in the unified plans only for participants who were already retired on January 31, 2000 (PBS-A), resulting in a proposal for restructuring the statutes and regulations of Sistel, which was approved by the Supplementary Pension Plan Secretariat on January 13, 2000.

Due to the end of unification in December 1999, Telesp individually sponsors a defined retirement benefit plan (PBS Telesp Plan) which covers approximately 1% of the Company’s employees. In addition to the supplemental pension benefit, health care (PAMA) is provided to retired employees and their dependents, at shared costs. Contributions for the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The method used to determine costing is the capitalization method and the contribution by the sponsoring entity is 41.4% of payroll of employees covered by the plan, of which 39.9% is allocated to costing of the PBS Telesp Plan and 1.5% to costing of the PAMA Plan.

For the other 99% of Telesp’s employees, there is an individual defined contribution plan—Visão Telesp Benefit Plan, established by Sistel in August 2000, to which 86% of the employees have adhered. The Visão Telesp Plan is supported by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for the costs of all administrative expenses and plan maintenance, including participant’s death and disability risks. The employees participating in the defined benefit plan (PBS Telesp Plan) were granted the option of migrating to the Visão Telesp Plan. The new Plan was also offered to the other employees who did not participate in the PBS Telesp Plan, as well as to new hires. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB—Companhia Telefônica Brasileira.

In the first quarter of 2003, the Company made contributions to the PBS Telesp Plan in the amount of R$65 (R$83 in the same period of 2002) and to the Visão Telesp Plan in the amount of R$5,401 (R$4,963 in the same period of 2002).

Assist individually sponsors a defined contribution plan similar to that of Telesp, the Visão Assist Benefit Plan, which covers about 21% of its employees. Assist’s contributions to that plan for the quarter totaled R$17 (R$14 in 2002).

As of December 31, 2002, the Company recognized in income the effect of actuarial liabilities in accordance with CVM Resolution No. 371 of December 13, 2000. For the actuarial valuation of the plans, the projected unit credit method was adopted, with the plan asset positions as of November 30, 2002. For multi-sponsored plans (PAMA and PBS-A), plan asset apportionment was based on the Company’s actuarial liabilities in relation to the plan’s total actuarial liabilities.

Based on actuarial reports, the Company increased the liability by R$3,983, equivalent to 3/12 of the total estimated plan expenses for 2003.

The accrual for the plans as of March 31, 2003 and December 31, 2002 is as follows:

Plan	Mar./2003	Dec./2002
PBS/Visão Telesp/CTB	50,626	48,806
PAMA(i)	98,441	96,278

Total Company (Note 29)	149,067	145,084
Visão Assist(ii)	(13)	(13)

Total consolidated	149,054	145,071

(i)	Based on the opinion of legal counsel and its actuaries, the Company, on a conservative basis, elected to recognize this potential liability in other long-term liabilities.
(ii)	Actuarial asset.

Expenses estimated for 2003, based on actuarial reports, are as follows:

Plan	Amounts
PBS/Visão Telesp/CTB:
Cost of current service	2,679
Cost of interest	11,505
Expected return on plan assets	(6,632)
Employee contributions	(272)

Total PBS/Visão Telesp/CTB	7,280

PAMA:
Cost of current service	99
Interest on actuarial liabilities	19,220
Expected return on plan assets	(10,671)

Total PAMA	8,648

Total plans	15,928

32.	TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

The principal balances of assets and liabilities with related parties originate from transactions with the controlling group, made under usual market conditions for this type of operation:

	Consolidated
	Mar./2003	Dec./2002
Assets:
Current assets	45,074	28,266

Trade accounts receivable	34,341	6,690
Other recoverable amounts	6,500	18,173
Other credits	4,233	3,403

Noncurrent assets	136,102	94,769

Amounts for capitalization	50,314	47,713
Credits with related parties	85,788	47,056

Total assets	181,176	123,035

Liabilities:
Current liabilities	722,942	623,171

Accounts payable	151,427	56,728
Dividends and interest on capital (Note 25):
Interest on capital	435,268	435,268
Dividends	90,513	90,513
Other:
Consignments for third parties	2,373	2,076
Payables to related parties	43,361	38,586

Long-term liabilities	94,392	26,654

Payables to related companies	90,509	21,534
Other liabilities	3,870	5,107
Funds to be capitalized	13	13

Total liabilities	817,334	649,825

	Consolidated
	Mar./2003	Mar./2002
Statement of income:
Income	348,140	1,603

Telecommunications services	332,743	(*)
Financial income	3,112	418
Other operating income	12,285	1,185

Costs and expenses	(105,988)	(109,596)

Cost of services provided	(38,180)	(3,551)
Selling	(28,673)	(33,172)
General and administrative	(18,279)	(27,679)
Financial expenses	(113)	(17,014)
Other operating expenses	(20,743)	(28,180)

(*)	Data not available for March 2002.

Accounts receivable refer to receivables for telecommunications services, principally from Telefônica Empresas S.A. and Telesp Celular S.A., and to receivables for international long-distance services, principally from Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A.

Other recoverable amounts in current assets refer to advances made to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and Atento Brasil S.A.

Other current and noncurrent assets are composed of receivables from Telefônica Empresas S.A., Telefónica Internacional S.A., Tele Sudeste Celular Participações S.A., Telefônica Publicidade e Informação Ltda., Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., Atento Brasil S.A., Telerj Celular S.A., Telefónica Data do Brasil Ltda., Terra Networks Brasil S.A. and other companies of the Group, for services rendered, consulting fees, salaries, travel and other expenses paid by the Company, to be reimbursed by the respective companies.

Amounts for capitalization comprise an advance for a future capital increase in Companhia AIX de Participações, net of an allowance for losses.

Accounts payable comprise services rendered principally by Atento Brasil S.A., Telesp Celular S.A. and Telefônica Factoring do Brasil Ltda., and for international long-distance services, principally by Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A. and Telefónica de España S.A.

Payables to related parties in current and long-term liabilities are composed principally of consulting fees and agency commissions payable to Telefónica Internacional S.A., management services related to the accounting, financial, human resources, asset protection, logistics and IT areas payable to Telefônica Gestão de Serviços Compartilhados do Brasil Ltda., voice and data communication services payable to Telefônica Empresas S.A., and amounts payable to Atento Brasil S.A. for customer services, and to Terra Networks Brasil S.A. for the purchase of software.

Telecommunication services income comprises billings, principally to Telefônica Empresas S.A., Telesp Celular S.A., Atento Brasil S.A. and Terra Networks Brasil S.A.

Financial income is represented principally by the TJLP applied to amounts for capitalization with Companhia AIX de Participações.

The cost of services provided and selling expenses refer to customer service provided by Atento Brasil S.A., and administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. Cost of services provided also comprises network interconnection, provided by Telesp Celular S.A., Compañia de Telecomunicaciones de Chile Transmisiones Regionales S.A., Telefónica de Argentina S.A., Telefónica del Peru and Telefónica de España S.A.

General and administrative expenses refer principally to administrative services rendered by Telefônica Gestão de Serviços Compartilhados do Brasil Ltda. and to management fees to Telefónica Internacional S.A.

In other operating income, the principal amount refers to income from the lease of Switched IP Network and Speedy Link equipment leased to Telefônica Empresas S.A.

Other operating expenses refers to commissions on voice product and data communication services provided by Telefônica Empresas S.A.

33.	COMMITMENTS

a)	Capital expenditures

The Company submitted the capital expenditure budget for 2003 to the Board of Directors, in the amount of R$1,445,000, which was approved at the Annual Shareholders’ Meeting on March 27, 2003.

Through March 31, 2003, the Company had invested the consolidated amount of R$289,396, and in the first quarter of 2003, new commitments for consolidated capital expenditures are as follows:

Year of disbursement	Total contracted	Total budgeted
2003	154,603	185,186

b)	ANATEL commitments

Quality and universalization targets for fixed-switch telephone service are available to monitor the Company’s performance at ANATEL’s website: www.anatel.gov.br.

34.	INSURANCE

TGP Brasil Corretora de Seguros e Resseguros Ltda., the Group’s in-house broker in Brazil, and a branch of Pleyade Peninsular Correduria de Seguros Y Reaseguros del Grupo Telefónica S.A., both directly responsible to Subdirección General de Riesgos y Seguros Corporativos, presently analyzes insurance coverage needs, performs research, contracts and manages all the insurance coverage for the Company, also performing risk and loss management.

The principal coverages are:

•	Operating risks, covering physical damages and business interruption for the entire plant.

•	General civil liability (RCG).

•	Car fleet liability (RCF-V).

•	ANATEL guarantee insurance.

•	Other risks.

•	Domestic and international freight.

•	Group life insurance.

•	Health insurance.

The policy of the Company and its subsidiaries, as well as of the Telefónica Group, includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment, following Telefónica S.A.’s corporate program guidelines.

35.	FINANCIAL INSTRUMENTS

In compliance with the terms of CVM Instruction No. 235/95, the Company and its wholly-owned subsidiary made an evaluation of the book values of their assets and liabilities in relation to market values, based on available information and appropriate valuation methodologies. However, the interpretation of market information, as well as the selection of methodologies, requires considerable judgment and reasonable estimates in order to produce adequate realization values. As a result, the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

The Company has investments carried under both the cost and equity methods. The net assets of the subsidiary, Aliança Atlântica, are represented principally by an equity interest of 0.42% in Portugal Telecom.

The Company has a direct interest of 0.64% and an indirect interest of 0.21% in Portugal Telecom, carried at cost. The investment, at market value, is based on the last quotation of March 2003 on the Lisbon Stock Exchange for Portugal Telecom, equivalent to 6.35 euros (6.55 euros as of December 31, 2002):

	Consolidated
	Mar./2003		Dec./2002
	Book value	Market value	Book value	Market value
Portugal Telecom—direct interest	75,362	186,122	75,362	193,803
Portugal Telecom—indirect interest through Aliança Atlântica	71,888	62,041	72,569	64,601

	147,250	248,163	147,931	258,404

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations, which would increase the balances of loans and financing denominated in foreign currency and the related financial expenses. To reduce this risk, the Company enters into hedge contracts (swaps) with financial institutions.

The Company’s indebtedness and the results of operations are significantly affected by the foreign exchange rate risk. On March 31, 2003, 90.9% of the debt was denominated in foreign currency (U.S. dollar, Canadian dollar and yen); 99% of this debt was covered by asset positions on currency hedge transactions (swap for CDI). Swap operations were made to cover the future maturities of the debt in foreign currency, subject to Libor, at fixed or variable interest. Gains or losses on these operations are recorded in income. In the first quarter of 2003, these transactions resulted in a consolidated net loss of R$351,641, with an asset on March 31, 2003 of R$356,164 (R$890,520 as of December 31, 2002) to recognize unrealized gains.

As of March 31, 2003 and December 31, 2002, the Company’s net exposure to exchange rate risk, at book and market values, is as follows:

	Consolidated
	Mar./2003		Dec./2002
	Book value	Market value	Book value	Market value
Liabilities:
Loans and financing	4,397,356	4,222,111	4,169,662	3,318,458
Suppliers	63,745	63,745	74,857	74,857
Asset position on swaps	4,416,974	4,242,118	4,244,132	3,790,553

Net exposure	44,127		387

The valuation method used to calculate the market value of loans, financing and hedge instruments (foreign exchange swaps) was the discounted cash flow method, considering settlement or realization expectations of liabilities and assets, at market rates prevailing on the balance sheet date.

b)	Interest rate risk

This risk originates from the possibility that the Company may incur losses due to interest rate fluctuations which would increase the financial expenses related to loans and financing obtained in the foreign market. The Company has derivative contracts to reduce this risk, at a book value of R$136,737 (R$128,859 as of December 31, 2002), representing a market value of R$137,535 (R$129,488 as of December 31, 2002) and the Company continually monitors market interest rates, aiming at evaluating the possible need for other derivative operations, to protect against the risk of volatility in these rates.

On March 31, 2003, the Company had R$4,397,356 (R$4,169,662 as of December 31, 2002) in loans and financing, of which R$3,306,450 (R$3,937,153 as of December 31, 2002) bore interest at fixed rates and R$1,090,906 (R$232,509 as of December 31, 2002) bore interest at floating rates (Libor). Although part of the debt was contracted at fixed rates, the entire debt was effectively converted to floating rates, as a result of swap contracts based on the CDI. The Company invests its excess cash as temporary cash investments of R$1,904,459 (R$490,640 as of December 31, 2002), mainly in short-term instruments, based on the CDI. The book value of these instruments approximates market value, due to their short-term maturity.

Another risk to which the Company is exposed is the nonmatching of the monetary restatement indices for its debt and for accounts receivable. Telephone tariff adjustments do not necessarily follow increases in local interest rates which affect the Company’s debt.

c)	Debt acceleration risk

As of March 31, 2003, most of the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applied to such agreements, relating to cash generation, debt ratios and other. These restrictive clauses have been complied with by the Company in full and do not restrict its capacity to conduct its regular business.

d)	Credit risk

This risk arises from the possibility that the Company may incur losses from the difficulty of receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunications services that must be maintained for security or national defense reasons.

As of March 31, 2003, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

36.	SUBSEQUENT EVENTS

On April 7, 2003, the Company published a significant event notice related to the declaration of interim dividends and the payment of dividends and interest on capital for 2002.

Declaration of interim dividends

In a meeting of the Board of Directors on April 4, 2003, subject to approval at the Annual Shareholders’ Meeting, the distribution of interim dividends was approved in the amount of R$897,000, based on retained earnings as of December 31, 2002, in accordance with article 28 of the Company’s bylaws and articles 204 and 205 of Law No. 6,404/76. Payment of these dividends started on April 23, 2003.

	Common	Preferred(*)
Amounts per thousand shares—R$	1.703964277173	1.874360704891
(*) 10% higher than common shares—article 7 of the bylaws.

Supplementary dividends and interest on capital—2002

The payment of interest on capital and dividends approved at the Annual Shareholders’ Meeting on March 27, 2003, in the amounts of R$497,486, net of income tax withheld, and R$102,513, respectively, started on April 23, 2003.

•	Interest on capital

Common and preferred shares	Immune or exempt legal entities and individuals (gross amount)	Taxed legal entitites (net amount)
Amounts per thousand shares—R$	1.185751934332	1.007889144182

•	Supplementary dividends

	Common	Preferred
Supplementary dividends—2002	0.089062518839	0.089062518839
10% of supplementary dividends—2002(*)	—	0.008906251884
Supplement of 10% of interim dividends paid on October 24, 2002(*)	—	0.068670001447
Supplement of 10% of interest on capital declared in 2002(*)	—	0.100788914433

Amounts per thousand shares—R$	0.089062518839	0.267427686603

(*) 10% higher than common shares—article 7 of the bylaws.

As provided for by article 9 of Law No. 9,249/95 and item V of CVM Resolution No. 207/96, interest on capital was included, in the net amount, in the amount of mandatory dividends for the year in which they were declared.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

TELECOMUNICAÇÕES DE SÃO PAULO S.A.—TELESP

MANAGEMENT COMMENTS ON CONSOLIDATED PERFORMANCE

FOR THE THREE MONTHS ENDED MARCH 31, 2003

(All amounts in millions of Brazilian reais)

	First Quarter		Change
	Mar./2003	Mar./2002	R$	%
Gross operating revenue	3,669.0	3,181.8	487.2	15.3
Net operating revenue	2,680.7	2,353.7	327.0	13.9
Cost of services provided	(1,572.3)	(1,370.8)	(201.5)	14.7
Financial expense, net	(179.1)	(151.7)	(27.4)	18.1
Operating expenses, net	(608.8)	(495.6)	(113.2)	22.8
Income from operations	320.5	335.6	(15.1)	(4.5)
Net income	220.6	212.1	8.5	4.0

1.	Net operating revenue was R$2,680.7 for the first quarter of 2003, compared to R$2,353.7 for the same period in 2002, an increase of R$327.0 or 13.9%. In spite of the 1.1% reduction in the average plant in service, an increase in net operating revenue occurred due to the effect of the tariff adjustments in June 2002.

2.	Cost of services provided increased 14.7% due to the increase in network expense (fixed/cellular traffic) of 30.9% and in maintenance costs on equipment on loan to third parties (33.7%).

3.	Net financial expense of R$179.1, for the period reflected an increase of R$27.4 compared to the same period in 2002, due principally to the growth of the Company’s net indebtedness, comprising interest, loss on derivative operations, net of the effects of exchange variation gains arising from the devaluation of the dollar and income from investments in Bank CD’s (see Note 8).

4.	Income from operations decreased 4.5% compared to the same period in 2002, considering the increase in gross operating revenue and consequent increase in costs, as previously mentioned, and due to the effects of exchange variations on the Company’s loans and financing which were offset by derivative operations.

5.	Operating data(*)

Principal operating data:

	Unit	Mar./2003	Mar./2002	Change %
Installed lines and lines in installation	Lines	14,359.488	14,337.759	0.2
Lines in service	Lines	12,413.480	12,576.797	(1.3)
Local traffic:
Local call pulses	Thousand pulses	8,834.926	8,805.399	0.3
Local call pulses billed	Thousand pulses	6,168.222	6,079.827	1.5
Public telephones	Lines	331,027	342,345	(3.3)
(*) Not reviewed by independent accountants.

(Tentative and preliminary. Only for discussion)

6.	Amounts paid to the Federal, State and Municipal governments, as taxes, were R$1,175.6, representing 32.0% of gross operating revenue from telecommunications services.

	Mar./2003		Mar./2002
	R$	%	R$	%
State VAT (ICMS)	833.0	70.8	706.0	70.0
PIS (Federal tax on revenue)	24.3	2.1	20.7	2.1
COFINS (Federal tax on revenue)	109.6	9.3	95.3	9.5
Municipal service tax (ISS)	2.9	0.2	2.4	0.2
Federal VAT (IPI)	—	—	0.3	—
Social security contributions (INSS)	24.7	2.1	25.5	2.5
Income tax	82.9	7.1	85.7	8.5
Social contribution tax	27.9	2.4	31.0	3.1
Other taxes and contributions	70.3	6.0	41.2	4.1

Total	1,175.6	100.0	1,008.1	100.0

7.	Expansion plan and investments

The Company and its subsidiaries signed, through March 31, 2003, contracts for the current year related to expansion projects and investments of R$154.6. The total budgeted for the period was R$185.2.

7.1.	Sales of telephone lines (*)

At the end of the first quarter of 2003, the Company had a total of 12,413,480 lines in service, of which 74% were residential, 12% non-residential and 11% business, with the remainder representing public telephones.

7.2.	Public telephones (*)

The Company maintains a public telephone system of 331,027 units to meet the needs of the population of the State of São Paulo, and to meet the requirements established by the regulatory agency.

(*) Not reviewed by independent accountants.

8.	ANATEL

8.1.	Goals

The quality and universalization goals for fixed-line service (STFC) are available at ANATEL’s website: www.anatel.gov.br.

8.2.	Domestic and international long-distance operating authority

ANATEL, on March 1, 2002, recognized that the Company had met the universalization goals by more than two years in advance, which permitted the Company to receive the licenses to explore STFC on a local, nationwide and international long-distance basis throughout Brazil.

On April 25, 2002, ANATEL announced the authorization mentioned above for the Company, which became the first fixed line telecommunications services operator permitted to provide STFC throughout Brazil.

On April 29, 2002, the authorization was suspended through a preliminary injunction against ANATEL, obtained by Empresa Brasileira de Telecomunicações S.A.—Embratel. As a result, the Company could not begin the commercial operation of national long-distance calls originating in its concession area to regions I (Telemar) and II (Brasil Telecom). However, local and domestic long-distance authorizations for regions I and II and Sector 33 of region III and international long-distance authorizations in all three regions were not subject to this lawsuit.

On June 28, 2002, ANATEL was able to reverse this preliminary injunction, permitting the Company to begin offering interregional national long-distance calls originating from its concession area.

In May 2003, the Company will begin offering local-call services in an additional six states, in addition to São Paulo, its original concession area.

The expansion of the Company’s operations will cover the cities of Duque de Caxias and São Gonçalo (in the State of Rio de Janeiro), Aracajú (Sergipe), Vitória (Espírito Santo), Porto Alegre (Rio Grande do Sul), Curitiba (Paraná) and Florianópolis (Santa Catarina).

Operations in these cities mark the start of the progressive achievement of the targets established by ANATEL at the time the concession was granted for providing local services in regions outside the State of São Paulo, representing an advance in the accomplishment of universalization targets, based on which the Company has become the first concessionaire to offer local telephony services outside its original area of operation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: June 05, 2003.	By:	/s/ Charles E. Allen
		Name:	Charles E. Allen
		Title:	Investor Relations Director